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[KPMG LOGO]



     717 North Harwood Street
     Suite 3100
     Dallas, TX 75201-5585




To the Board of Directors and Stockholders
Key Energy Services, Inc.:


We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to a change in accounting for derivative instruments and hedging activities in the year ended June 30, 2001, to a change in accounting for goodwill and other intangible assets in the year ended June 30, 2002 and to a change in accounting for asset retirement obligations in the six months ended December 31, 2002.



                                         /s/ KPMG LLP




April 7, 2003